Exhibit 23.2
CONSENT OF NETHERLAND, SEWELL & ASSOCIATES, INC.
We hereby consent to the inclusion in the Form 10-K of Ivanhoe Energy Inc. for 2006, of our reports dated February 7, 2007, and February 14, 2007, on oil and gas reserves of Ivanhoe Energy Inc. and its subsidiaries.

NETHERLAND, SEWELL & ASSOCIATES, INC.
By:	/s/ Danny D. Simmons
Danny D. Simmons, P.E.
Executive Vice President

Houston, Texas
February 23, 2007

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.